

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 9, 2008

Jesus Reyes Heroles Gonzalez Garza
Chief Executive Officer
Petroleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Huasteca, Mexico, D.F. 11311
Mexico

> **Re:** **PEMEX Project Funding Master Trust**
> **Registration Statement on Form F-4**
> **Filed July 23, 2008**
> **File No. 333-152486**
>
> **Petroleos Mexicanos**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 0-00099**

Dear Mr. Garza:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4 for PEMEX Project Funding Master Trust

1.      We have limited our review of Pemex Project Funding Master Trust's Form F-4
        to compliance with the comments, as set forth below, on the Form 20-F filed June
        30, 2008 for Petroleos Mexicanos.  We will not act on any request for
        acceleration of effectiveness of the F-4 until you have cleared all comments to the
        Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2007

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-75

2.      We have read your response to prior comment five in which you indicate that the
        amount of Ps. 27,717,544 in retirement, seniority premiums, and other
        postretirement benefit payments, in your 2007 statement of cash flows, should
        have been classified as an operating activity, rather than as a financing activity,
        under U.S. GAAP.  We understand that you wish to reclassify the presentation of
        this line item in future filings.  However, we have consulted with our Division's
        Chief Accountant's Office, and given the significance of this error in your total
        cash flow provided by operations and total cash flows used in financing activities,
        we believe it will be necessary for you to amend your filing to correct the
        reporting of these cash flows.

        Since an amendment to your annual report is required, we believe you should also
        address the reporting issue identified in prior comment three in the amended
        filing.  Please revise your financial statements to adjust the accumulated other
        comprehensive loss (income) balance to recognize the funded status of your
        pension and post retirement pension plans as of the end of the fiscal year of the
        initial application of SFAS 158.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at 202-551-3744 or Jenifer Gallagher at 202-551-3706 if you have questions regarding comments on the financial statements and related matters.  Please contact Sean Donahue at 202-551-3579 or, in his absence, Tim Levenberg at 202-551-3757 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director